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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            Merrimac Industries, Inc.
- ------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.50 par value
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    59026210
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                                 (CUSIP Number)

                             Thomas C. Meriam, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-5100
- ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                           (See discussion in Item 1)
- -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D


CUSIP No. 59026210                                        Page 2 of  7   Pages
                                                                    ----

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         Arthur A. Oliner


   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                       (b)  |_|


   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         PF


   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                              |_|


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America


    NUMBER OF        7     SOLE VOTING POWER

     SHARES 152,764 shares of Common Stock, $.50 par value ("Common Stock"), see Item 5, Interest in Securities of the Issuer

  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               - 0 -

      EACH
                     9     SOLE DISPOSITIVE POWER
    REPORTING
                           152,764 shares of Common Stock, $.50 par value
                           ("Common Stock"), see Item 5, Interest in Securities of the Issuer

     PERSON
                     10    SHARED DISPOSITIVE POWER
      WITH
                           - 0 -

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         152,764 shares of Common Stock, $.50 par value ("Common Stock"), see Item 5, Interest in Securities of the Issuer

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |X|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.6%  See Item 5, Interest in Securities of the Issuer

  14     TYPE OF REPORTING PERSON*

         IN


                      SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 59026210                 13D                       Page 3 of 7 Pages

Item 1.  Security and Issuer.

         This statement relates to the common stock, $.50 par value (the "Common Stock") of Merrimac Industries, Inc., a New Jersey Corporation ("Merrimac"), the principal executive offices of which are located at 41 Fairfield Place, West Caldwall, New Jersey 07006.

         The Reporting Person is filing this statement to disclose the ownership of Common Stock that has been disclosed previously in Merrimac's proxy statements. Aside from a purchase of 5,000 shares of Common Stock in 1993, the Reporting Person has made no significant acquisitions of the Common Stock since he acquired shares of Common Stock as a founder of Merrimac in 1954. See Item 5 below.

Item 2.  Identity and Background.

         This statement is being filed on behalf of Dr. Arthur A. Oliner (hereinafter referred to as the "Reporting Person"). The Reporting Person's residence address is 11 Dawes Road, Lexington, Massachusetts 02173. The principal occupation of the Reporting Person is as an engineering consultant. Such employment is principally conducted on an independent basis from his home. The Reporting Person is also a director of Merrimac.

         The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial

CUSIP No. 59026210                 13D                       Page 4 of 7 Pages


or administrative body, and accordingly, has not been, and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Considerations

         The Reporting Person was a founder of Merrimac. Substantially all of the Common Stock which has been acquired and is beneficially owned by the Reporting Person, except as otherwise provided in this Item 3, was acquired as founder's stock in 1954. The Reporting Person also acquired 5,000 shares of Common Stock on July 13, 1993 through a broker in an open market transaction. In all cases, the Common Stock was obtained with the Reporting Person's personal funds.

Item 4.  Purpose of Transaction

         The Reporting Person has acquired and continues to hold the shares of Common Stock solely for investment purposes. The Reporting Person may, subject to his relationship with Merrimac, his evaluation of Merrimac's business and business prospects, and upon future developments, including, but not limited to, availability of funds, market performance of the Common Stock, general economic conditions, and other factors, acquire additional

CUSIP No. 59026210                 13D                       Page 5 of 7 Pages


shares of Common Stock from time to time, through open market and/or privately negotiated transactions, as he may determine in his judgment. The Reporting Person may also at any time determine to dispose of a portion or all of the Common Stock owned by him.

         The Reporting Person currently has no intention of seeking control of the Issuer nor does he have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale or transfer of its assets or any change in its Board of Directors, management, capitalization, dividend policy, charter or by-laws, or any other changes to its business or corporate structure or with respect to the delisting or deregistration of any of its securities including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in the Securities of the Issuer.

         As disclosed previously in Merrimac's proxy materials, the Reporting Person beneficially owns an aggregate of 161,426 shares of Common Stock, comprising approximately 10.2% of the outstanding shares of Common Stock (based upon Merrimac's most recent Annual Report on Form 10-K stating that as of March 8, 1996, 1,585,240 shares of Common Stock are outstanding). Of these 161,426 shares, 4,500 shares are deemed to be beneficially owned because the Reporting Person may acquire them within 60 days by

CUSIP No. 59026210                 13D                       Page 6 of 7 Pages


exercising stock options. Also included in the above number are 8,662 shares of Common Stock owned by his wife. The Reporting Person has no right, sole, shared or otherwise, or ability to direct the vote or disposition of such shares; accordingly, the Reporting Person disclaims beneficial ownership thereof.

         The Reporting Person has not effected any transactions in the Common Stock during the 60 days preceding the date hereof.

         Except as set forth in this Item 5, the Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all the shares of Common Stock reported herein as owned by him. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer

         Except as described in this Item 6, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to securities of Merrimac. The Reporting Person in his capacity as director of the Issuer, receives stock options to purchase 1,500 shares of Common Stock each year.

CUSIP No. 59026210                 13D                       Page 7 of 7 Pages


         The Reporting Person currently has 6,000 outstanding options, 4,500 of which are included herein as beneficially owned because the underlying shares of Common Stock may be acquired within 60 days by exercising the stock options.

Item 7.  Material to be Filed as Exhibits.

         None.

                                    SIGNATURE

         After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date:  April 26, 1996



                                                     /s/ Arthur A. Oliner
                                               Name: Arthur A. Oliner